Exhibit 99.1

Alibaba Group Announces December Quarter 2021 Results

Hangzhou, China, February 24, 2022 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended December 31, 2021.

“Alibaba delivered steady progress this quarter as we continued to execute our multi-engine growth strategy in a complex and volatile market environment. We achieved positive momentum in key strategic businesses through a disciplined focus on capacity building and value creation to fuel our future growth. Our global annual active consumers grew at a solid pace, reaching 1.28 billion on the strength of a quarterly net increase of 43 million,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “We believe a clear ESG strategy is instrumental to Alibaba's future, and announced our goal to realize carbon neutrality in our operations by 2030 along with a commitment to an additional 1.5 gigatons of decarbonization in 2035 by working with consumers, customers and partners across our ecosystem.”

“We delivered healthy results this quarter with revenue growth of 10% year-over-year. We have always innovated and invested for the long term throughout Alibaba's history. As demonstrated by our new segmental disclosure, our continued investments in growth initiatives have seen tangible results,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “With confidence in the company's prospects today and over the long term, we repurchased approximately 10.1 million of our ADSs for approximately US$1.4 billion this quarter.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2021:

•	Revenue was RMB242,580 million (US$38,066 million), an increase of 10% year-over-year that was primarily driven by the revenue growth of China commerce segment by 7% year-over-year to RMB172,226 million (US$27,026 million), Cloud segment by 20% year-over-year to RMB19,539 million (US$3,066 million), Local consumer services segment by 27% year-over-year to RMB12,141 million (US$1,905 million) and International commerce segment by 18% year-over-year to RMB16,449 million (US$2,581 million).

•	Annual active consumers of the Alibaba Ecosystem across the world reached approximately 1.28 billion for the twelve months ended December 31, 2021, an increase of approximately 43 million from the twelve months ended September 30, 2021. This includes 979 million consumers in China and 301 million consumers overseas, representing a quarterly net increase of over 26 million and 16 million, respectively.

•	Income from operations was RMB7,068 million (US$1,109 million), a decrease of 86% year-over-year, which included a RMB25,141 million (US$3,945 million) impairment of goodwill in relation to Digital media and entertainment segment. Excluding this impairment of goodwill, income from operations would have been RMB32,209 million (US$5,054 million), a decrease of 34% year-over-year. The year-over-year decrease was primarily due to our increased investments in growth initiatives and our increased spending for user growth, as well as our support to merchants. We excluded impairment of goodwill discussed above from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, decreased 27% year-over-year to RMB44,822 million (US$7,034 million).

•	Net income attributable to ordinary shareholders was RMB20,429 million (US$3,206 million) and net income was RMB19,224 million (US$3,017 million), showing year-over-year decreases of 74% and 75%, respectively, primarily due to the impairment of goodwill of RMB25,141 million (US$3,945 million) and the decrease in net gains arising from the changes in fair value of our equity investments, both of which we excluded from our non-GAAP measures. Non-GAAP net income was RMB44,624 million (US$7,002 million), a decrease of 25% year-over-year.

•	Diluted earnings per ADS was RMB7.51 (US$1.18) and diluted earnings per share was RMB0.94 (US$0.15 or HK$1.15). Non-GAAP diluted earnings per ADS was RMB16.87 (US$2.65), a decrease of 23% year-over-year and non-GAAP diluted earnings per share was RMB2.11 (US$0.33 or HK$2.58), a decrease of 23% year-over-year.

•	Net cash provided by operating activities was RMB80,366 million (US$12,611 million). Non-GAAP free cash flow was RMB71,022 million (US$11,145 million), a decrease of 26% year-over-year compared to RMB96,210 million in the same quarter of 2020, mainly due to a decrease in profit as a result of our increased investments in growth initiatives and our increased spending for user growth, as well as our support to merchants.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Starting this quarter, we have updated our segment reporting to separately present China commerce, International commerce, Local consumer services, Cainiao, Cloud, Digital media and entertainment, and Innovation initiatives and others. Please see “December Quarter Information by Segments” below for details.

China Commerce

For the twelve months ended December 31, 2021, our China commerce businesses had approximately 882 million annual active consumers, representing a quarterly net increase of about 20 million, primarily driven by additions from Taobao Deals. The percentage of new consumers in less developed areas continues increasing, which reflects our success in broadening our product offerings to meet diverse consumer demand.

For the quarter ended December 31, 2021, online physical goods GMV for Taobao and Tmall, excluding unpaid orders, recorded single-digit year-over-year growth, primarily due to slowing market conditions as well as competition. By categories, year-over-year growth of physical goods GMV for apparel and accessories and consumer electronic categories were slower than overall average growth, while growth in the FMCG and home furnishing categories were faster.

Taobao Deals (淘特) continued to provide consumers with more value-for-money products, which drove rapid consumer growth. For the twelve months ended December 31, 2021, there were 280 million annual active consumers on Taobao Deals, up 39 million from the prior quarter. Taobao Deals has also successfully executed several initiatives to optimize logistics costs and improve delivery experience for consumers. During the quarter, paid orders on Taobao Deals grew strongly at over 100% year-over-year.

For the quarter ended December 31, 2021, Taocaicai, our community marketplaces business, continued to penetrate into less developed areas while generating robust GMV growth of 30% quarter-over-quarter. Importantly, Taocaicai is driving higher penetration into our annual active consumers’ purchases of food, grocery and fresh produce, which enhances their purchase frequency and stickiness on our platforms. At the same time, its unit economics per order continues to improve, benefitting from higher regional order density, and improving gross margin from enhanced supply chain capabilities.

International Commerce

International Retail – expanding consumer base in key strategic regions

In December 2021, our international commerce retail business, mainly including Lazada, AliExpress, Trendyol and Daraz, grew strongly and achieved about 301 million annual active consumers in the twelve months ended December 31, 2021, representing a quarterly net increase of 16 million. During the quarter, combined order growth of these businesses was around 25% year-over-year, driven by robust growth in Lazada of 52% and Trendyol of 49%, which was partially offset by a decrease in orders for AliExpress in Europe due to value-added tax levied on cross-border parcels below €22 in value.

International Wholesale – increasing value-added service offerings to drive international trade

During the quarter, our international commerce wholesale business exhibited robust growth of around 50% year-over-year in value of transactions completed on Alibaba.com, driven by solid export growth of consumer and industrial goods from China to other major developed and developing countries. Alibaba.com facilitates international trade by offering value-added services such as global logistics and trade assurance that have been increasingly adopted by global buyers and sellers. For the quarter ended December 31, 2021, our international commerce wholesale revenue grew strongly by 29% year-over-year. In particular, value-added service revenue grew 43% year-over-year.

Local Consumer Services

For the twelve months ended December 31, 2021, Local consumer services segment had approximately 372 million annual active consumers, representing a solid quarterly net increase of 17 million. For the quarter ended December 31, 2021, Local consumer services recorded order volume growth of 22% year-over-year.

To Home – maintaining healthy on-demand delivery order growth and improving efficiency

Order volume of “To Home” businesses represented by Ele.me and Taoxianda grew steadily, driven by fast growth in the number of merchants and user penetration, with an increasing percentage from non-restaurant orders. During the quarter, Ele.me’s unit economics per order improved year-over-year, driven by our disciplined user acquisitions spending and reduced delivery cost.

To Destination – improving user engagement and usage frequency

Order volume growth of “To Destination” businesses, which include Amap and Fliggy, grew rapidly, primarily driven by the increasing number of transacting Amap users and their usage frequency. Amap app is a popular lifestyle app that allows consumers to discover, connect with and visit local merchants at their destinations. Amap continues to develop content and services that have resulted in higher user engagement and loyalty. During the week-long National Day holiday in China, Amap achieved a record high of over 200 million daily active users.

Cainiao

In the December quarter, revenue from Cainiao, before inter-segment elimination, grew 23% year-over-year to RMB19,600 million (US$3,076 million), primarily driven by the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses as well as the increase in revenue from third-party merchants of our cross-border and international commerce retail businesses. During the quarter, 67% of its total revenue was generated from external customers. Revenue from Cainiao, after inter-segment elimination, grew 15% year-over-year to RMB13,078 million (US$2,052 million).

Cainiao continues to expand its global infrastructure by strengthening its end-to-end logistics capabilities, including eHubs, line-haul, sorting centers and last-mile network. For the quarter ended December 31, 2021, daily average package volume delivered through its global delivery network exceeded 5 million. During the quarter, Cainiao commenced operations of four self-operated sorting centers in Western Europe, making a total of seven self-operated sorting centers in the region. These sorting centers in Europe improve parcel delivery speed and enable global and local merchants to better serve their consumers in key European countries.

In China, Cainiao continues to build its cost-competitive and highly reliable logistics service network to better serve our consumers in rural areas. We have expanded Cainiao Post coverage nationally with an increasing focus in less developed and rural areas, complementing our domestic e-commerce businesses’ geographic expansion strategy. The number of Cainiao Posts in rural areas more than doubled year-over-year as of December 31, 2021.

Cloud

In the December quarter, total revenue from our Cloud business before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB26,431 million (US$4,148 million), an increase of 19% compared to RMB22,175 million in the same quarter of 2020. Revenue from our Cloud business, after inter-segment elimination, grew RMB3,312 million year-over-year to RMB19,539 million (US$3,066 million). The solid 20% year-over-year growth reflected robust growth from financial and telecommunication industries, partially offset by the continuing impact of a top cloud customer’s decision to stop using our overseas cloud services for its international business due to non-product related requirements and slowing demand from customers in the Internet industry such as online entertainment and education.

Alibaba Cloud’s revenue is becoming more diversified with revenue contribution from non-Internet industries steadily increasing. Revenue from non-Internet industries accounted for 52% of Alibaba Cloud’s post-inter-segment elimination revenue for the quarter ended December 31, 2021.

Products & Services

•	Data Centers: Alibaba Cloud continues to ramp up its international presence and has added two data centers in the Asia Pacific region, one in South Korea and the other in Thailand. Currently, Alibaba Cloud offers computing services in 25 regions globally, including Malaysia, Singapore, Indonesia, Japan, Germany and Dubai.

•	ACK Anywhere: Alibaba Cloud Container Service for Kubernetes has been upgraded to ACK Anywhere. This latest edition improves the container technology performance, allowing customers to experience low-cost, low-latency and localized public cloud products in all types of data centers.

Technology

Alibaba Cloud’s advantages are its proprietary technology and Alibaba Group’s continued commitment to invest in research and development in new product offerings and industry-specific solutions for our customers and partners. Highlights of our proprietary technologies in the quarter include:

•	IaaS and PaaS: The 2021 Gartner Solution Scorecard for Integrated IaaS+PaaS, published in November 2021, recognized Alibaba Cloud’s combined IaaS and PaaS offerings as the third highest scored solution among all the global vendors evaluated. Out of the nine categories examined, Alibaba Cloud received the highest scores in compute, storage, networking and security (based on required criteria) categories compared with those of other global vendors evaluated according to the same report.

•	Database: Alibaba Cloud was recognized as a Leader in the 2021 Gartner Magic Quadrant for Cloud Database Management Systems (DBMS) for the second consecutive year.

Digital Media and Entertainment

In the December quarter, Youku’s daily average subscribers base increased 14% year-over-year, driven by competitive membership pricing and continued contribution from the 88VIP membership program. Youku continues to improve operational efficiency through disciplined investment in content and production capability, which resulted in narrowing of losses year-over-year during the quarter.

Alibaba Pictures has consistently shown its solid track record in content investment and distribution. Alibaba Pictures participated in the production and distribution of over 70% of China’s major box office movies during the quarter.

ESG Strategy & Updates

On December 17, 2021, we published our inaugural Alibaba Carbon Neutrality Action Report and announced our climate pledge targets and strategy. In 2020, the total greenhouse gas emissions accounted in Scopes 1-31 generated by Alibaba amounted to 9.51 million metric tons of carbon dioxide equivalent. This is the first attempt to baseline our greenhouse gas emissions. We have pursued a scientifically rigorous process, but also fully realize that this is a work in progress, leaving much work to be done, given the complexity of these measurements across our diverse business practices.

Alibaba has put into practice a comprehensive decarbonization strategy. By 2030, we are committed to achieving:

•	Scope 1 and Scope 2 carbon neutrality;
•	a 50% reduction in Scope 3 carbon intensity; and
•	Scope 3 carbon neutrality for Alibaba Cloud.

Our decarbonization result will be measured, verified, and audited by authorized organizations. We have incorporated a three-tier ESG governance framework to oversee, enable and support the achievement of our carbon neutrality targets and broader ESG goals. To achieve these targets, we will implement a technology-led approach including:

1 Scope 1, 2 and 3 are defined by Global Greenhouse Gas Protocols. Scope 1 includes direct emissions from owned or controlled sources. Scope 2 includes indirect emissions from purchased electricity, steam, heating, and cooling. Scope 3 includes upstream and downstream emissions of the organization’s activities, such as emissions from purchased products and services, emissions from the use of the products the organization sells, employee commuting, business travel and others.

•	leveraging technology to drive energy efficiency;
•	progressively upgrading our energy mix with adoption of clean energy; and
•	actively engaging in carbon reduction, removal and offset initiatives.

We believe our potential to drive greenhouse gas emission reduction is far greater than our own Scope 1-3 emissions, especially in engaging millions of merchants and over 1 billion consumers on our digital platform’s ecosystem. In addition to Scopes 1-3, we proposed the concept of “Scope 3+”, which refers to the emissions generated by a wider range or participants in a platform’s ecosystem. In addition to our own operations, we want to empower businesses and incentivize consumers on our platforms to reduce emissions, and we target to achieve a total of 1.5 gigatons of platform decarbonization (Scope 3+) by 2035.

Cash Flow from Operating Activities and Free Cash Flow

In the quarter ended December 31, 2021, net cash provided by operating activities was RMB80,366 million (US$12,611 million), a decrease of 22% compared to RMB103,208 million in the same quarter of 2020. Free cash flow, a non-GAAP measurement of liquidity, decreased by 26% to RMB71,022 million (US$11,145 million), from RMB96,210 million in the same quarter of 2020, mainly due to a decrease in profit as a result of our increased investments in growth initiatives and our increased spending for user growth, as well as our support to merchants. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Share Repurchases

During the quarter ended December 31, 2021, we repurchased approximately 10.1 million of our ADSs (the equivalent of approximately 80.7 million of our ordinary shares) for approximately US$1.4 billion under our share repurchase program. For the nine months ended December 31, 2021, we repurchased approximately 42.2 million of our ADSs (the equivalent of approximately 337.5 million of our ordinary shares) for approximately US$7.7 billion under our share repurchase program, representing 51% of our US$15 billion share repurchase program. As of December 31, 2021, we had approximately 21.5 billion ordinary shares (the equivalent of approximately 2.7 billion ADSs) issued and outstanding. Our current share repurchase program will expire by the end of December 2022.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2020	2021		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	221,084	242,580	38,066	10%
Income from operations	49,002	7,068	1,109	(86	)%(2)
Operating margin	22%	3%
Adjusted EBITDA(1)	68,380	51,364	8,060	(25	)%(3)
Adjusted EBITDA margin(1)	31%	21%
Adjusted EBITA(1)	61,253	44,822	7,034	(27	)%(3)
Adjusted EBITA margin(1)	28%	18%
Net income	77,977	19,224	3,017	(75	)% (4)
Net income attributable to ordinary shareholders	79,427	20,429	3,206	(74	)%(4)
Non-GAAP net income(1)	59,207	44,624	7,002	(25	)%(3)
Diluted earnings per share(5)	3.61	0.94	0.15	(74	)%(4)
Diluted earnings per ADS(5)	28.85	7.51	1.18	(74	)%(4)
Non-GAAP diluted earnings per share(1) (5)	2.75	2.11	0.33	(23	)% (3)
Non-GAAP diluted earnings per ADS(1) (5)	22.03	16.87	2.65	(23	)% (3)

(1)	See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decrease was primarily due to a RMB25,141 million (US$3,945 million) impairment of goodwill in relation to the Digital media and entertainment segment, our increased investments in growth initiatives, such as Taobao Deals, Taocaicai, Lazada and Ele.me, and our increased spending for user growth, as well as our support to merchants. We excluded impairment of goodwill from our non-GAAP measurements.

(3)	The year-over-year decreases were primarily due to our increased investments in growth initiatives, such as Taobao Deals, Taocaicai, Lazada and Ele.me, and our increased spending for user growth, as well as our support to merchants.

(4)	The year-over-year decreases were primarily attributable to the decrease in income from operations, as well as the decrease in net gains arising from the changes in fair value of our equity investments.

(5)	Each ADS represents eight ordinary shares.

DECEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended December 31, 2021
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	172,226	16,449	12,141	13,078	19,539	8,113	1,034	—	242,580	38,066

Income (Loss) from operations	54,469	(3,707)	(7,644)	(987)	(2,137)	(2,139)	(2,434)	(28,353)	7,068	1,109
Add: Share-based compensation expense	2,740	769	1,158	639	2,267	566	608	1,029	9,776	1,535
Add: Amortization of intangible assets	580	21	1,499	256	4	199	217	61	2,837	445
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141	3,945

Adjusted EBITA	57,789	(2,917)	(4,987)	(92)	134	(1,374)	(1,609)	(2,122)	44,822	7,034
Adjusted EBITA margin	34%	(18)%	(41)%	(1)%	1%	(17)%	(156)%	—	18%

	Three months ended December 31, 2020
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	161,328	13,920	9,536	11,360	16,227	8,079	634	—	221,084

Income (Loss) from operations	68,590	(2,149)	(7,242)	(713)	(2,344)	(2,387)	(2,127)	(2,626)	49,002
Add: Share-based compensation expense	2,789	652	959	190	2,118	770	1,063	538	9,079
Add: Amortization of intangible assets	568	49	1,956	282	5	228	23	61	3,172

Adjusted EBITA	71,947	(1,448)	(4,327)	(241)	(221)	(1,389)	(1,041)	(2,027)	61,253
Adjusted EBITA margin	45%	(10)%	(45)%	(2)%	(1)%	(17)%	(164)%	—	28%

Starting this quarter, our chief operating decision maker (“CODM”) started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Our updated segments comprise:

•	China commerce, which mainly includes retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Tmall Supermarket, Tmall Global, Freshippo, Alibaba Health, and Sun Art, as well as wholesale business including 1688.com;

•	International commerce, which mainly includes our international retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com;
•	Local consumer services, which mainly includes location-based services, such as Ele.me, Amap (previously reported under the Innovation initiatives and others segment), Fliggy and Taoxianda;
•	Cainiao, which mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions;
•	Cloud, which comprises Alibaba Cloud and DingTalk;
•	Digital media and entertainment, which comprises Youku and Alibaba Pictures, as well as other content platforms and online games business; and
•	Innovation initiatives and others, which includes businesses such as Tmall Genie and DAMO Academy.

Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

TRAILING NINE MONTHS INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the nine months ended December 31, 2021:

	Nine months ended December 31, 2021
			Local			Digital	Innovation
	China	International	consumer			media and	initiatives
	commerce	commerce	services	Cainiao	Cloud	entertainment	and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	452,375	46,743	33,046	34,525	55,597	24,267	2,457	—	649,010	101,844

Income (Loss) from operations	139,748	(8,737)	(23,982)	(2,839)	(5,765)	(4,849)	(6,697)	(33,958)	52,921	8,304
Add: Share-based compensation expense	7,980	2,233	3,035	1,481	6,623	1,515	1,775	3,066	27,708	4,348
Add: Amortization of intangible assets	2,237	76	4,655	805	12	610	245	176	8,816	1,384
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141	3,945

Adjusted EBITA	149,965	(6,428)	(16,292)	(553)	870	(2,724)	(4,677)	(5,575)	114,586	17,981
Adjusted EBITA margin	33%	(14)%	(49)%	(2)%	2%	(11)%	(190)%	—	18%

	Nine months ended December 31, 2020
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	371,292	35,435	27,319	27,299	43,693	23,139	1,717	—	529,894

Income (Loss) from operations	160,970	(5,945)	(19,657)	(2,875)	(10,142)	(6,756)	(5,667)	(12,587)	97,341
Add: Share-based compensation expense	12,005	3,339	4,122	1,727	8,216	2,635	2,047	7,397	41,488
Add: Amortization of intangible assets	1,087	157	5,892	920	17	701	67	171	9,012

Adjusted EBITA	174,062	(2,449)	(9,643)	(228)	(1,909)	(3,420)	(3,553)	(5,019)	147,841
Adjusted EBITA margin	47%	(7)%	(35)%	(1)%	(4)%	(15)%	(207)%	—	28%

Starting this quarter, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “December Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

DECEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended December 31, 2021 was RMB242,580 million (US$38,066 million), an increase of 10% compared to RMB221,084 million in the same quarter of 2020. The increase was mainly driven by the segment revenue growth of China commerce, Cloud, Local consumer services and International commerce.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2020		2021
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
China commerce:
China commerce retail - Customer management	101,449	46%	100,089	15,706	41%	(1)%
- Direct sales and others(1)	56,048	25%	67,906	10,656	28%	21%
	157,497	71%	167,995	26,362	69%	7%
China commerce wholesale	3,831	2%	4,231	664	2%	10%
Total China commerce	161,328	73%	172,226	27,026	71%	7%

International commerce:
International commerce retail	10,158	5%	11,606	1,821	5%	14%
International commerce wholesale	3,762	2%	4,843	760	2%	29%
Total International commerce	13,920	7%	16,449	2,581	7%	18%

Local consumer services	9,536	4%	12,141	1,905	5%	27%
Cainiao	11,360	5%	13,078	2,052	5%	15%
Cloud	16,227	7%	19,539	3,066	8%	20%
Digital media and entertainment	8,079	4%	8,113	1,273	3%	0%
Innovation initiatives and others	634	0%	1,034	163	1%	63%
Total	221,084	100%	242,580	38,066	100%	10%

Starting this quarter, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “December Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	“Direct sales and others” revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, where revenue and the cost of inventory are recorded on a gross basis.

China commerce

•	China commerce retail business

Revenue from our China commerce retail business in the quarter ended December 31, 2021 was RMB167,995 million (US$26,362 million), an increase of 7% compared to RMB157,497 million in the same quarter of 2020. Customer management revenue decreased by 1% year-over-year, primarily due to single-digit year-over-year growth in online physical goods GMV for Taobao and Tmall, excluding unpaid orders, that resulted from slowing market conditions as well as competition. Additionally, we have increased merchant support through incentives to drive merchant adoption of new value-added services as well as strategic reductions in selected service fees to lower merchants’ operational expenses in a slowing consumption environment.

“Direct sales and others” revenue under China commerce retail business in the quarter ended December 31, 2021 was RMB67,906 million (US$10,656 million) an increase of 21% compared to RMB56,048 million in the same quarter of 2020, primarily due to the revenue contributed by our direct sales businesses, such as Sun Art, Freshippo and Tmall Supermarket.

•	China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2021 was RMB4,231 million (US$664 million), an increase of 10% compared to RMB3,831 million in the same quarter of 2020. The increase was primarily due to increase in paying members’ spending on value-added services on 1688.com.

International commerce

•	International commerce retail business

Revenue from our international commerce retail business in the quarter ended December 31, 2021 was RMB11,606 million (US$1,821 million), an increase of 14% compared to RMB10,158 million in the same quarter of 2020. The increase was primarily due to the growth in revenue generated by Lazada. The slower year-over-year growth rate was mainly due to slower revenue growth of Trendyol that was negatively impacted by the depreciation of Turkish lira against Renminbi, as well as the decrease in orders for AliExpress in Europe as a result of the value-added tax levied on cross-border parcels below €22 in value.

•	International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended December 31, 2021 was RMB4,843 million (US$760 million), an increase of 29% compared to RMB3,762 million in the same quarter of 2020. The increase was primarily due to increase in the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

Local Consumer Services

Revenue from Local consumer services, which mainly includes location-based services, such as Ele.me, Amap, Fliggy and Taoxianda, was RMB12,141 million (US$1,905 million) in the quarter ended December 31, 2021, an increase of 27% compared to RMB9,536 million in the same quarter of 2020, primarily due to growth in order volume as well as more efficient use of subsidies that was contra revenue.

Cainiao

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB13,078 million (US$2,052 million) in the quarter ended December 31, 2021, an increase of 15% compared to RMB11,360 million in the same quarter of 2020, primarily due to the increase in penetration of cross-border and international commerce retail businesses, as well as the increase in revenue from value-added services provided to merchants. Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB19,600 million (US$3,076 million), an increase of 23% compared to RMB15,923 million in the same quarter of 2020.The year-over-year increase, in addition to the growth from external revenue, also reflected the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, such as Tmall, Taobao and Taobao Deals.

Cloud

Revenue from our Cloud business, after inter-segment elimination, was RMB19,539 million (US$3,066 million) in the quarter ended December 31, 2021, an increase of RMB 3,312 million compared to RMB16,227 million in the same quarter of 2020. The solid 20% year-over-year growth reflected the robust growth from financial and telecommunication industries, partially offset by the continuing impact of a top cloud customer’s decision to stop using our overseas cloud services for its international business due to non-product related requirements and slowing demand from customers in the Internet industry such as online entertainment and education. Total revenue from our Cloud business before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB26,431 million (US$4,148 million), an increase of 19% compared to RMB22,175 million in the same quarter of 2020.

Digital media and entertainment

Revenue from our Digital media and entertainment segment in the quarter ended December 31, 2021 was RMB8,113 million (US$1,273 million), compared to RMB8,079 million in the same quarter of 2020.

Innovation initiatives and others

Revenue from Innovation initiatives and others was RMB1,034 million (US$163 million) in the quarter ended December 31, 2021, an increase of 63% compared to RMB634 million in the same quarter of 2020.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,					% of
	2020		2021			Revenue
		% of			% of	YoY
	RMB	Revenue	RMB	US$	Revenue	change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	121,268	55%	146,658	23,014	61%	6%
Product development expenses	13,607	6%	15,705	2,465	6%	0%
Sales and marketing expenses	25,343	11%	36,706	5,760	15%	4%
General and administrative expenses	8,692	4%	8,465	1,328	4%	0%
Amortization of intangible assets	3,172	2%	2,837	445	1%	(1)%
Impairment of goodwill	—	—	25,141	3,945	10%	10%
Total costs and expenses	172,082	78%	235,512	36,957	97%	19%

Share-based compensation expense:
Cost of revenue	2,143	1%	2,307	362	1%	0%
Product development expenses	4,022	2%	4,196	659	2%	0%
Sales and marketing expenses	1,085	0%	1,199	188	0%	0%
General and administrative expenses	1,829	1%	2,074	326	1%	0%
Total share-based compensation expense	9,079	4%	9,776	1,535	4%	0%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	119,125	54%	144,351	22,652	60%	6%
Product development expenses	9,585	4%	11,509	1,806	4%	0%
Sales and marketing expenses	24,258	11%	35,507	5,572	15%	4%
General and administrative expenses	6,863	3%	6,391	1,002	3%	0%
Amortization of intangible assets	3,172	2%	2,837	445	1%	(1)%
Impairment of goodwill	—	—	25,141	3,945	10%	10%
Total costs and expenses excluding share-based compensation expense	163,003	74%	225,736	35,422	93%	19%

Cost of revenue – Cost of revenue in the quarter ended December 31, 2021 was RMB146,658 million (US$23,014 million), or 61% of revenue, compared to RMB121,268 million, or 55% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 54% in the quarter ended December 31, 2020 to 60% in the quarter ended December 31, 2021. The increase was primarily attributable to (i) the higher proportion of our direct sales businesses, such as Sun Art, Tmall Supermarket and Freshippo, that resulted in increased cost of inventory as a percentage of revenue, and (ii) the growth of Taocaicai businesses that led to an increase in logistics costs as a percentage of revenue.

Product development expenses – Product development expenses in the quarter ended December 31, 2021 were RMB15,705 million (US$2,465 million), or 6% of revenue, compared to RMB13,607 million, or 6% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 4% in the quarter ended December 31, 2021 and the same quarter last year.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended December 31, 2021 were RMB36,706 million (US$5,760 million), or 15% of revenue, compared to RMB25,343 million, or 11% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11% in the quarter ended December 31, 2020 to 15% in the quarter ended December 31, 2021. The increase was primarily due to an increase in marketing and promotional spending for user acquisition and engagement for our mobile commerce apps, such as Taobao Deals, Taobao, Lazada and Ele.me.

General and administrative expenses – General and administrative expenses in the quarter ended December 31, 2021 were RMB8,465 million (US$1,328 million), or 4% of revenue, compared to RMB8,692 million, or 4% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 3% in the quarter ended December 31, 2021 and the same quarter last year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2021 was RMB9,776 million (US$1,535 million), an increase of 8% compared to RMB9,079 million in the same quarter of 2020. Share-based compensation expense as a percentage of revenue remained stable at 4% in the quarter ended December 31, 2021, as compared to the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended December 31,
	2020		2021			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	7,694	4%	7,874	1,236	3%	2%
Ant Group share-based awards(2)	542	0%	340	54	0%	(37)%
Others(3)	843	0%	1,562	245	1%	85%
Total share-based compensation expense	9,079	4%	9,776	1,535	4%	8%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries

Share-based compensation expense related to Alibaba Group share-based awards remained stable in this quarter compared to the same quarter of 2020.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended December 31, 2021 was RMB2,837 million (US$445 million), a decrease of 11% from RMB3,172 million in the same quarter of 2020.

Impairment of goodwill - Impairment of goodwill of RMB25,141 million (US$3,945 million) was recorded in the quarter ended December 31, 2021, representing the amount by which the carrying value of certain reporting units within the Digital media and entertainment segment exceeds their fair value, based on an annual goodwill impairment assessment.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2021 was RMB7,068 million (US$1,109 million), or 3% of revenue, a decrease of 86% compared to RMB49,002 million, or 22% of revenue, in the same quarter of 2020, primarily due to a RMB25,141 million (US$3,945 million) impairment of goodwill in relation to the Digital media and entertainment segment, our increased investments in growth initiatives, such as Taobao Deals, Taocaicai, Lazada and Ele.me, and our increased spending for user growth, as well as our support to merchants. We excluded impairment of goodwill from our non-GAAP measurements.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 25% year-over-year to RMB51,364 million (US$8,060 million) in the quarter ended December 31, 2021, compared to RMB68,380 million in the same quarter of 2020. Adjusted EBITA decreased 27% year-over-year to RMB44,822 million (US$7,034 million) in the quarter ended December 31, 2021, compared to RMB61,253 million in the same quarter of 2020. The year-over-year decreases were primarily due to our increased investments in growth initiatives, such as Taobao Deals, Taocaicai, Lazada and Ele.me, and our increased spending for user growth, as well as our support to merchants. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “December Quarter Information by Segments” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Three months ended December 31,
	2020		2021
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue

	(in millions, except percentages)
China commerce	71,947	45%	57,789	9,068	34%
International commerce	(1,448)	(10)%	(2,917)	(458)	(18)%
Local consumer services	(4,327)	(45)%	(4,987)	(783)	(41)%
Cainiao	(241)	(2)%	(92)	(14)	(1)%
Cloud	(221)	(1)%	134	21	1%
Digital media and entertainment	(1,389)	(17)%	(1,374)	(216)	(17)%
Innovation initiatives and others	(1,041)	(164)%	(1,609)	(252)	(156)%
Unallocated(1)	(2,027)	-	(2,122)	(332)	-
Total	61,253	28%	44,822	7,034	18%

Starting this quarter, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “December Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1) Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

China commerce segment – Adjusted EBITA decreased by 20% to RMB57,789 million (US$9,068 million) in the quarter ended December 31, 2021, compared to RMB71,947 million in the same quarter of 2020. The decrease was primarily due to our increased investments in growth initiatives within our China commerce retail businesses, such as Taobao Deals and Taocaicai, and our increased spending for user growth, including Taobao, as well as our support to merchants. These factors also led to a decrease in adjusted EBITA margin from 45% in the quarter ended December 31, 2020 to 34% in the quarter ended December 31, 2021.

We expect that our China commerce adjusted EBITA margin will continue to be affected by the pace of our investment in growth initiatives, as well as the growth of our direct sales businesses.

International commerce segment – Adjusted EBITA was a loss of RMB2,917 million (US$458 million) in the quarter ended December 31, 2021, compared to a loss of RMB1,448 million in the same quarter of 2020. The year-over year increase in adjusted EBITA loss was primarily attributable to the increase in Lazada’s marketing and promotional spending for user acquisition and engagement.

Local consumer services segment –Adjusted EBITA was a loss of RMB4,987 million (US$783 million) in the quarter ended December 31, 2021, compared to a loss of RMB4,327 million in the same quarter of 2020, primarily due to the increased losses of our “To Destination” businesses, including Amap. Losses of our “To Home” businesses, including Ele.me, slightly increased year-over-year, but narrowed quarter-over-quarter, driven by our disciplined user acquisition spending and reduced delivery cost.

Cainiao segment – Adjusted EBITA was a loss of RMB92 million (US$14 million) in the quarter ended December 31, 2021, compared to a loss of RMB241 million in the same quarter of 2020.

Cloud segment – Adjusted EBITA was a profit of RMB134 million (US$21 million) in the quarter ended December 31, 2021, compared to a loss of RMB221 million in the same quarter of 2020, primarily attributable to the realization of economies of scale.

Digital media and entertainment segment – Adjusted EBITA in the quarter ended December 31, 2021 was a loss of RMB1,374 million (US$216 million), compared to a loss of RMB1,389 million in the same quarter of 2020.

Innovation initiatives and others segment – Adjusted EBITA in the quarter ended December 31, 2021 was a loss of RMB1,609 million (US$252 million), compared to a loss of RMB1,041 million in the same quarter of 2020, primarily due to our investments in technology and innovation.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2021 was RMB18,361 million (US$2,881 million), compared to RMB40,036 million in the same quarter of 2020, primarily due to the decrease in the net gains arising from changes in fair value of our equity investments. In the same quarter of 2020, we also recognized a one-time gain of RMB6.4 billion arising from the revaluation of our previously held equity interests in Sun Art upon our consolidation in October 2020.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended December 31, 2021 was RMB5,083 million (US$798 million), compared to RMB2,826 million in the same quarter of 2020, primarily due to the increase in net exchange gain.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2021 were RMB9,553 million (US$1,499 million), compared to RMB9,194 million in the same quarter of 2020.

Our effective tax rate increased to 33% in the quarter ended December 31, 2021 from 10% in the same quarter of 2020, primarily attributable to the impairment of goodwill recorded in this quarter. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, as well as the deferred tax effects on basis differences arising from our share of results of equity method investees, our effective tax rate would have been 20% in the quarter ended December 31, 2021.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended December 31, 2021 was a loss of RMB549 million (US$86 million), compared to a loss of RMB3,601 million in the same quarter of 2020. Share of results of equity method investees in the quarter ended December 31, 2021 and the same quarter in the prior year consisted of the following:

	Three months ended December 31,
	2020	2021
	RMB	RMB	US$
		(in millions)
Share of profit (loss) of equity method investees
- Ant Group	4,796	5,811	912
- Others	(100)	(1,632)	(256)
Impairment loss	(7,196)	(3,577)	(561)
Others(1)	(1,101)	(1,151)	(181)
Total	(3,601)	(549)	(86)

(1)	“Others” mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share- based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investment in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year increase in share of profit of Ant Group was mainly due to an increase in net gains from investments held by Ant Group. The decrease in share of results of other equity method investees was mainly due to the overall decline in financial performance of our equity method investees.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2021 was RMB19,224 million (US$3,017 million), a decrease of 75% compared to RMB77,977 million in the same quarter of 2020. The year-over-year decreases were primarily attributable to the decrease in income from operations, as well as the decrease in net gains arising from the changes in fair value of our equity investments.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP net income in the quarter ended December 31, 2021 was RMB44,624 million (US$7,002 million), a decrease of 25% compared to RMB59,207 million in the same quarter of 2020. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2021 was RMB20,429 million (US$3,206 million), a decrease of 74% compared to RMB79,427 million in the same quarter of 2020. The year-over-year decrease was primarily attributable to the decrease in income from operations, as well as the decrease in net gains arising from the changes in fair value of our equity investments.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended December 31, 2021 was RMB7.51 (US$1.18) on a weighted average of 21,716 million diluted shares outstanding during the quarter, a decrease of 74% compared to RMB28.85 on a weighted average of 22,021 million diluted shares outstanding during the same quarter in 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended December 31, 2021 was RMB16.87 (US$2.65), a decrease of 23% compared to RMB22.03 in the same quarter of 2020.

Diluted earnings per share in the quarter ended December 31, 2021 was RMB0.94 (US$0.15 or HK$1.15), a decrease of 74% compared to RMB3.61 in the same quarter of 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per share in the quarter ended December 31, 2021 was RMB2.11 (US$0.33 or HK$2.58), a decrease of 23%, compared to RMB2.75 in the same quarter of 2020.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of December 31, 2021, cash, cash equivalents and short-term investments were RMB478,528 million (US$75,091 million), compared to RMB473,638 million as of March 31, 2021. The increase in cash, cash equivalents and short-term investments during the nine months ended December 31, 2021 was primarily due to free cash flow generated from operations of RMB113,944 million (US$17,880 million), partly offset by cash used in repurchase of ordinary shares of RMB49,093 million (US$7,704 million), cash used in investment and acquisition activities of RMB46,557 million (US$7,306 million), as well as repayment of unsecured senior notes of US$1,500 million.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended December 31, 2021 was RMB80,366 million (US$12,611 million), a decrease of 22% compared to RMB103,208 million in the same quarter of 2020. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2021 decreased by 26% to RMB71,022 million (US$11,145 million), from RMB96,210 million in the same quarter of 2020, mainly due to a decrease in profit as a result of our increased investments in growth initiatives and our increased spending for user growth, as well as our support to merchants. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2021, net cash used in investing activities of RMB33,790 million (US$5,302 million) primarily reflected (i) an increase in short-term investments by RMB15,450 million (US$2,424 million), (ii) capital expenditures of RMB13,351 million (US$2,095 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB4,098 million (US$643 million), as well as (iii) cash outflow of RMB11,421 million (US$1,792 million) for investment and acquisition activities. These cash outflows were partially offset by cash inflow of RMB6,705 million (US$1,052 million) from disposal of investments.

Employees

As of December 31, 2021, we had a total of 259,316 employees, compared to 258,578 as of September 30, 2021.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on February 24, 2022.

Details of the conference call are as follows:

International: +65 6780 1201

U.S.: +1 332 208 9458

U.K.: +44 20 3692 8123

Hong Kong SAR: +852 3018 8307

China Landline: 800 820 2079

China Mobile: 400 820 6895

Conference ID: 5436218 (English)

Conference ID: 8955235 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on February 24, 2022 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:

Rob Lin
investor@alibaba-inc.com

Media Contacts:

Cathy Yan

cathy.yan@alibaba-inc.com

Liyan Chen
liyan.chen@alibaba-inc.com

Brion Tingler
brion.tingler@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.8176 to HK$1.00, the middle rate on December 31, 2021 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business, strategic acquisitions and investments; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with our acquisitions, investments and alliances; risks associated with expanding our international and cross-border businesses and operations; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations (including in the areas of anti-monopoly and unfair competition); risks associated with the performance and regulatory environment of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; security breaches; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	221,084	242,580	38,066	529,894	649,010	101,844
Cost of revenue	(121,268)	(146,658)	(23,014)	(295,751)	(400,505)	(62,848)
Product development expenses	(13,607)	(15,705)	(2,465)	(43,934)	(44,521)	(6,986)
Sales and marketing expenses	(25,343)	(36,706)	(5,760)	(56,366)	(92,599)	(14,531)
General and administrative expenses	(8,692)	(8,465)	(1,328)	(27,490)	(24,507)	(3,846)
Amortization of intangible assets	(3,172)	(2,837)	(445)	(9,012)	(8,816)	(1,384)
Impairment of goodwill	—	(25,141)	(3,945)	—	(25,141)	(3,945)

Income from operations	49,002	7,068	1,109	97,341	52,921	8,304
Interest and investment income, net	40,036	18,361	2,881	72,683	21,006	3,296
Interest expense	(1,092)	(1,186)	(186)	(3,316)	(3,720)	(583)
Other income, net	2,826	5,083	798	5,467	8,903	1,397

Income before income tax and share of results of equity method investees	90,772	29,326	4,602	172,175	79,110	12,414
Income tax expenses	(9,194)	(9,553)	(1,499)	(22,229)	(24,736)	(3,882)
Share of results of equity method investees	(3,601)	(549)	(86)	992	11,062	1,736

Net income	77,977	19,224	3,017	150,938	65,436	10,268
Net loss attributable to noncontrolling interests	1,558	1,322	207	5,006	5,666	889

Net income attributable to Alibaba Group Holding Limited	79,535	20,546	3,224	155,944	71,102	11,157

Accretion of mezzanine equity	(108)	(117)	(18)	(157)	(165)	(25)
Net income attributable to ordinary shareholders	79,427	20,429	3,206	155,787	70,937	11,132

Earnings per share attributable to ordinary shareholders(1)
Basic	3.67	0.95	0.15	7.21	3.28	0.51
Diluted	3.61	0.94	0.15	7.09	3.25	0.51

Earnings per ADS attributable to ordinary shareholders(1)
Basic	29.36	7.59	1.19	57.68	26.26	4.12
Diluted	28.85	7.51	1.18	56.71	25.96	4.07

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,643	21,516	21,608		21,610
Diluted	22,021	21,716	21,969		21,849

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
China commerce(1)	161,328	172,226	27,026	371,292	452,375	70,988
International commerce(2)	13,920	16,449	2,581	35,435	46,743	7,335
Local consumer services(3)	9,536	12,141	1,905	27,319	33,046	5,185
Cainiao(4)	11,360	13,078	2,052	27,299	34,525	5,418
Cloud(5)	16,227	19,539	3,066	43,693	55,597	8,724
Digital media and entertainment(6)	8,079	8,113	1,273	23,139	24,267	3,808
Innovation initiatives and others(7)	634	1,034	163	1,717	2,457	386
Total	221,084	242,580	38,066	529,894	649,010	101,844

Starting this quarter, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “December Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	Revenue from China commerce is primarily generated from our China commerce retail business, including Taobao, Tmall, Sun Art, Tmall Supermarket and Freshippo, as well as China commerce wholesale business including 1688.com.

(2)	Revenue from International commerce is primarily generated from our international commerce retail business, including Lazada and AliExpress, as well as our international commerce wholesale business including Alibaba.com.

(3)	Revenue from Local consumer services is primarily generated from Ele.me.

(4)	Revenue from Cainiao is primarily generated from our domestic and international one-stop-shop logistics services and supply chain management solutions.

(5)	Revenue from Cloud is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(6)	Revenue from Digital media and entertainment is primarily generated from Youku and other content platforms, as well as online games business.

(7)	Revenue from Innovation initiatives and others is primarily generated from businesses such as Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

ALIBABA GROUP HOLDING LIMITED
INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
China commerce	68,590	54,469	8,547	160,970	139,748	21,930
International commerce	(2,149)	(3,707)	(582)	(5,945)	(8,737)	(1,371)
Local consumer services	(7,242)	(7,644)	(1,200)	(19,657)	(23,982)	(3,763)
Cainiao	(713)	(987)	(155)	(2,875)	(2,839)	(446)
Cloud	(2,344)	(2,137)	(335)	(10,142)	(5,765)	(905)
Digital media and entertainment	(2,387)	(2,139)	(335)	(6,756)	(4,849)	(761)
Innovation initiatives and others	(2,127)	(2,434)	(382)	(5,667)	(6,697)	(1,051)
Unallocated	(2,626)	(28,353)	(4,449)	(12,587)	(33,958)	(5,329)
Total	49,002	7,068	1,109	97,341	52,921	8,304

Starting this quarter, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “December Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
China commerce	71,947	57,789	9,068	174,062	149,965	23,533
International commerce	(1,448)	(2,917)	(458)	(2,449)	(6,428)	(1,009)
Local consumer services	(4,327)	(4,987)	(783)	(9,643)	(16,292)	(2,557)
Cainiao	(241)	(92)	(14)	(228)	(553)	(87)
Cloud	(221)	134	21	(1,909)	870	137
Digital media and entertainment	(1,389)	(1,374)	(216)	(3,420)	(2,724)	(427)
Innovation initiatives and others	(1,041)	(1,609)	(252)	(3,553)	(4,677)	(734)
Unallocated	(2,027)	(2,122)	(332)	(5,019)	(5,575)	(875)
Total	61,253	44,822	7,034	147,841	114,586	17,981

Starting this quarter, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance, (see “December Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2021	2021
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	321,262	293,113	45,996
Short-term investments	152,376	185,415	29,095
Restricted cash and escrow receivables	35,207	40,061	6,286
Equity securities and other investments	9,807	16,405	2,574
Prepayments, receivables and other assets	124,708	140,144	21,992
Total current assets	643,360	675,138	105,943

Equity securities and other investments	237,221	259,133	40,664
Prepayments, receivables and other assets	98,432	112,860	17,710
Investment in equity method investees	200,189	217,208	34,085
Property and equipment, net	147,412	165,056	25,901
Intangible assets, net	70,833	61,935	9,719
Goodwill	292,771	269,237	42,249
Total assets	1,690,218	1,760,567	276,271

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	3,606	7,906	1,241
Current unsecured senior notes	9,831	—	—
Income tax payable	25,275	26,808	4,207
Accrued expenses, accounts payable and other liabilities	261,140	281,867	44,231
Merchant deposits	15,017	28,045	4,401
Deferred revenue and customer advances	62,489	65,881	10,338
Total current liabilities	377,358	410,507	64,418

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2021	2021
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,158	3,562	559
Deferred tax liabilities	59,598	62,173	9,756
Non-current bank borrowings	38,335	37,107	5,823
Non-current unsecured senior notes	97,381	94,624	14,849
Other liabilities	30,754	32,440	5,090
Total liabilities	606,584	640,413	100,495

Commitments and contingencies	—	—	—

Mezzanine equity	8,673	10,608	1,664

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	394,308	415,015	65,125
Treasury shares at cost	—	(1,115)	(175)
Subscription receivables	(47)	(46)	(7)
Statutory reserves	7,347	9,520	1,494
Accumulated other comprehensive loss	(19,063)	(30,710)	(4,819)
Retained earnings	554,924	581,634	91,271

Total shareholders’ equity	937,470	974,299	152,889
Noncontrolling interests	137,491	135,247	21,223

Total equity	1,074,961	1,109,546	174,112

Total liabilities, mezzanine equity and equity	1,690,218	1,760,567	276,271

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	103,208	80,366	12,611	207,603	149,799	23,506
Net cash used in investing activities	(79,712)	(33,790)	(5,302)	(216,493)	(111,338)	(17,471)
Net cash used in financing activities	(5,685)	(18,697)	(2,934)	(188)	(53,835)	(8,448)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(4,132)	(5,924)	(930)	(8,336)	(7,921)	(1,243)

Increase (decrease) in cash and cash equivalents, restricted cash and escrow receivables	13,679	21,955	3,445	(17,414)	(23,295)	(3,656)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	314,889	311,219	48,837	345,982	356,469	55,938

Cash and cash equivalents, restricted cash and escrow receivables at end of period	328,568	333,174	52,282	328,568	333,174	52,282

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	77,977	19,224	3,017	150,938	65,436	10,268
Less: Interest and investment income, net	(40,036)	(18,361)	(2,881)	(72,683)	(21,006)	(3,296)
Add: Interest expense	1,092	1,186	186	3,316	3,720	583
Less: Other income, net	(2,826)	(5,083)	(798)	(5,467)	(8,903)	(1,397)
Add: Income tax expenses	9,194	9,553	1,499	22,229	24,736	3,882
Add: Share of results of equity method investees	3,601	549	86	(992)	(11,062)	(1,736)
Income from operations	49,002	7,068	1,109	97,341	52,921	8,304
Add: Share-based compensation expense	9,079	9,776	1,535	41,488	27,708	4,348
Add: Amortization of intangible assets	3,172	2,837	445	9,012	8,816	1,384
Add: Impairment of goodwill	—	25,141	3,945	—	25,141	3,945
Adjusted EBITA	61,253	44,822	7,034	147,841	114,586	17,981
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	7,127	6,542	1,026	19,103	20,246	3,177
Adjusted EBITDA	68,380	51,364	8,060	166,944	134,832	21,158

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	77,977	19,224	3,017	150,938	65,436	10,268
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	9,079	9,776	1,535	41,488	27,708	4,348
Amortization of intangible assets	3,172	2,837	445	9,012	8,816	1,384
Impairment of goodwill and investments	8,436	31,444	4,933	14,205	34,961	5,486
Gain on deemed disposals/disposals/ revaluation of investments and others	(37,639)	(16,823)	(2,640)	(69,390)	(16,174)	(2,538)
Tax effects on non-GAAP adjustments(1)	(1,818)	(1,834)	(288)	(484)	(4,158)	(653)
Non-GAAP net income	59,207	44,624	7,002	145,769	116,589	18,295

(1)	Tax effects on non-GAAP adjustments primarily comprises tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	79,427	20,429	3,206	155,787	70,937	11,132
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(27)	(26)	(4)	(53)	(29)	(5)
Net income attributable to ordinary shareholders – diluted	79,400	20,403	3,202	155,734	70,908	11,127
Add: Non-GAAP adjustments to net income(1)	(18,770)	25,400	3,985	(5,169)	51,153	8,027

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	60,630	45,803	7,187	150,565	122,061	19,154

Weighted average number of shares on a diluted basis (million shares)(5)	22,021	21,716		21,969	21,849

Diluted earnings per share(2)(5)	3.61	0.94	0.15	7.09	3.25	0.51
Add: Non-GAAP adjustments to net income per share(3)(5)	(0.86)	1.17	0.18	(0.24)	2.34	0.37

Non-GAAP diluted earnings per share(4)(5)	2.75	2.11	0.33	6.85	5.59	0.88

Diluted earnings per ADS(2)(5)	28.85	7.51	1.18	56.71	25.96	4.07
Add: Non-GAAP adjustments to net income per ADS(3)(5)	(6.82)	9.36	1.47	(1.88)	18.73	2.94
Non-GAAP diluted earnings per ADS(4)(5)	22.03	16.87	2.65	54.83	44.69	7.01

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)	Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non- GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	103,208	80,366	12,611	207,603	149,799	23,506
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(4,869)	(9,253)	(1,452)	(30,117)	(32,827)	(5,151)
Less: Acquisition of intangible assets	(15)	—	—	(1,733)	(15)	(2)
Less: Changes in the consumer protection fund deposits	(2,114)	(91)	(14)	(2,433)	(3,013)	(473)
Free cash flow	96,210	71,022	11,145	173,320	113,944	17,880